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17016860

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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2017
Washington DC
416

SEC FILE NUMBER
8-30196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM / DD / YY) AND ENDING 12/31/16 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe & Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 10th Ave. 12th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Huynh 212-424-0365
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name — *if individual, state last, first, middle name)*

300 Madison Ave	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Travis Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilder Gagnon Howe & Co. LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public

LORRAINE F. HOFFMAN
Notary Public, State of New York
No 2902300
Qualified in Nassau County
Commission Expires 8-13-2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ ~~(c) Statement of Income (Loss).~~
- ☒ ~~(d) Statement of Changes in Financial Condition.~~
- ☒ ~~(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.~~
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ ~~(g) Computation of Net Capital.~~
- ☒ ~~(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
- ☒ ~~(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.~~
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ ~~(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods~~ of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gilder Gagnon Howe & Co. LLC
Index
December 31, 2016



Report of Independent Registered Public Accounting Firm

To the Management of Gilder Gagnon Howe & Co. LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Gilder Gagnon Howe & Co. LLC and its subsidiaries (the "Firm") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The consolidated statement of financial condition is the responsibility of the Firm's management. Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit of this consolidated statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Gilder Gagnon Howe & Co. LLC
Consolidated Statement of Financial Condition
December 31, 2016

Assets	
Cash (including restricted cash of $6,058,750)	$ 9,012,607
Receivable from clearing broker	6,636,094
Securities owned, held at clearing broker, at market value	22,045,404
Furniture, equipment, aircraft and leasehold improvements, at cost, net of accumulated depreciation and amortization of $661,129	11,813,996
Other assets	3,099,282
Total assets	$ 52,607,383
Liabilities and Members' Capital	
Liabilities	
Accrued compensation	$ 7,197,230
Profit sharing plan	3,130,557
Accounts payable and accrued expenses	7,634,275
Other liabilities	1,750,000
Total liabilities	$ 19,712,062
Commitments and contingencies (Note 5)	
Members' capital	32,895,321
Total liabilities and members' capital	$ 52,607,383

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Organization and Nature of Operations

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer and investment adviser registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, effective December 16, 2016, the Firm has withdrawn registration as an introducing broker with the Commodity Futures Trading Commission ("CFTC").

The Firm manages investments for individual customers on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities, options and commodities. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. Accordingly, substantially all of the Firm's credit exposures are concentrated with the clearing broker.

The clearing broker has procedures to maintain collateral for the firm's introduced customer margin loans. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Firm for uncollateralized and under-collateralized margin loans receivable, as the Firm is responsible for its clients to maintain margin in their respective customer's margin account to the satisfaction of the clearing broker. The clearing broker may also charge the Firm for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this. At December 31, 2016, the Firm has recorded no liabilities with regard to the clearing broker's right.

In addition, the Firm has the right to pursue collection or performance from customers or other counterparties who do not perform under their contractual obligations.

2. Significant Accounting Policies

Principles of Consolidation

The Firm's wholly-owned subsidiaries were established for operating purposes. The consolidated statement of financial condition includes the accounts of the Firm and its wholly-owned subsidiaries In Pursuit LLC, Cloverleaf LLC, Open Sky LLC and Onward and Upward LLC. The subsidiaries are single member limited liability companies in which Gilder Gagnon Howe & Co. LLC has a 100% interest. All material intercompany amounts are eliminated in consolidation.

Cash

The Firm primarily maintains its cash in one major financial institution, which can exceed federal insurance limits. The Firm maintains a portion of the cash amount of $6,058,750 in a restricted cash account for the purposes of satisfying two lease deposits requirement.

Receivable From Clearing Broker

Receivable from clearing broker represents commissions from the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to pay the receivable from clearing broker balance reflected on the statement of financial condition; however, the Firm does not anticipate nonperformance by this counterparty. The carrying value of the receivable from clearing broker approximates the fair value as the balance is short-term and interest bearing, and would also be classified as level two in the fair value hierarchy.

Securities Transactions and Commissions Income
Securities transactions are recorded on trade-date at market value; commission revenues and expenses are recorded on trade-date.

Furniture, Equipment, Aircraft and Leasehold Improvements
Furniture, equipment and aircraft are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated life of the improvement using the straight-line method.

Financial Instruments
The fair values of the Firm's financial instruments approximate their carrying values due to their short-term nature. All of the Firm's financial instruments are primarily investments in money market accounts and therefore are Level 1 under ASC 820.

Distributions to Members
The allocation of income to the Firm's members is based on the members' agreement. The Firm generally distributes income to the members every month in arrears. In January 2016, $2,293,715 was paid to members.

Income Taxes
The Firm is a Limited Liability Company that is taxed as a partnership for federal income tax purposes and accordingly is not subject to federal or state corporate income taxes. However, the Firm is subject to the New York City Unincorporated Business Tax ("UBT"), which has a statutory tax rate of 4%. The difference between the Firm's effective tax rate of 1.14% and the statutory rate of 4% is principally due to state apportionment factors. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The Firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 31, 2016, the Firm has no uncertain tax positions.

The Firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the Company has significant business operations such as New York City. The tax years under examination vary by jurisdiction. The last open tax year that the Firm is subject to examination is 2013.

Investment Advisor Income
Investment advisor income is a fee, based on a percentage of assets under management, charged on retirement accounts in arrears.

Use of Estimates
The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Subsequent Events
The Firm has evaluated and determined that no events or transactions occurred after December 31, 2016 and through February 28, 2017 that would require recognition or disclosure in these consolidated statement of financial condition.

Recent Accounting Developments
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09 "Revenue from Contracts with Customers". The ASU provides a single comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries and across capital markets. ASU 2014-09 was amended in August 2016 by ASU 2016-14 and is effective for annual reporting periods beginning after December 15, 2017. The Firm is still evaluating the impact, if any, this ASU will have on the Firm's Financial Statements.

In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements—Going Concern", which requires management of an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. This update is effective for annual periods ending after December 15, 2016. The adoption of this standard did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". This ASU requires that, for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires other expanded disclosures about the nature and terms of lease agreements. The ASU will be effective for fiscal years beginning after December 15, 2019 under a modified retrospective approach. The Firm has not early adopted and is still evaluating the impact this ASU will have on the Firm's Financial Statements.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows (Topic 230) – Restricted Cash." This ASU requires that cash segregated for regulatory and other purposes be included in cash and cash equivalents disclosed in the statements of cash flows and is required to be applied retrospectively. The Firm has early adopted this ASU and the adoption of this standard did not have a material impact on the Firm's Financial Statements.

3. Furniture, Equipment, Aircraft and Leasehold Improvements

A summary of the components of furniture, equipment, aircraft and leasehold improvements at December 31, 2016 are as follows:

Furniture	$ 1,253,342
Equipment	327,278
Aircraft	617,188
Leasehold improvements	10,277,317
	12,475,125
Accumulated depreciation and amortization	(661,129)
	$ 11,813,996

The Firm owns a fractional 3.125% interest in an aircraft.

4. Defined Retirement and Contribution Benefit Plans

The Firm has a profit-sharing plan for all full-time eligible employees. The 2016 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2016, limited to a maximum of $53,000 per individual employee allowable under United States Treasury Department regulations.

The Firm also has a defined contribution benefit plan for all full-time eligible employees. The 2016 Firm contribution amount is based on the plan's schedule containing amounts per eligible individual.

5. Commitments and Contingencies

The Firm is obligated under two non-cancelable leases for office spaces. The prior one which is no longer occupied, expired on January 31, 2017, and the current office space, which began on January 1, 2016 and will expire on September 30, 2031. Additionally, the current lease contains an abatement period in which deferred rent is accounted for beginning January 1, 2016 through September 30, 2016. Both leases contain a provision for escalation based on certain increases in costs incurred by the lessor. Minimum future annual rental commitments under the non-cancelable operating lease are as follows:

Year Ending December 31	
2017	$ 2,186,883
2018	1,871,274
2019	1,910,587
2020	1,950,686
2021 - Thereafter	26,325,136
Total minimum future rental payments	$ 34,244,566

6. Regulatory Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which require the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by SEC Rule 15c3-1, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2016, the Firm had net capital, as defined, of approximately $9,117,252, which was $8,867,252 in excess of the minimum net capital requirement.

The Firm has withdrawn registration as an introducing commodity broker with the Commodity Futures Trading Commission effective December 16, 2016.

The Firm claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.